IWEB, INC.

July 10, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Larry Spirgel, Assistant Director

Re:        Iweb, Inc.

Current Report on Form 8-K

Filed May 15, 2017

File No. 333-205835

Dear Mr. Spirgel:

Iweb, Inc. (“Iweb” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated June 8, 2017, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in your Comment Letter followed by our responses.

General

1.	Please include disclosure regarding the change of control under Item 5.02.

Response:

We have included Changes of Control in the Form 8-K/A filed by the Company on July 10, 2017.

Historical Development, page 5

2.	Please revise to include the approximate dollar equivalent of THB 3.6 million.

Response:

The approximate dollar equivalent of THB 3.6 million is $0.1 million. We have included such disclosure in the Form 8-K/A filed on July 10, 2017.

Business Strategy, page 8

3.	You state on page 15 that some of your key technologies and solutions are in the development stage. Please disclose the current status of each of your technologies and products, distinguishing clearly between those products that are currently available on the market and the expected timing of those that are currently still in development.

Response:

Our technologies and products are as follows:

Completed portion of the pattern

The above basic pattern will be generated through our pattern generator with constantly varied variables and spread over the product surface as below. The patterns are generated before usage and kept in the server to be issued when needed. All patterns will be unique due to its varied coordinates, and the usage of each code can be tracked individually.

The coordinate dot patterns are processed through 7 steps:

1.          Recognition of pattern through device

A.           Software will limit amount data captured through camera

B.           Frameware configurations will enhance recognition

2.          Captured data will be filtered for better recognition of location

A.           Visually unleveled patterns will be corrected in 3D within software to level the grid

B.           Software will filter in dots only

3.          Captured data will be segmented to a predefined amount of bits

A.           Dots will be segmented into predefined spacing and values and identified

4.          Dots will go through decoding

A.           Decoded values will turn into keys

5.          Value of the segmented portion will go through a dot finder which is in the server library

A.           Dot coordinates will be stored in a library with exact offsets prior to production

6.          Software analyzes offsets of each dot within segmented area

A.           Offset values give each dot a unique position by calculating other dots beside it

7.          Connected to application or content

Products and technologies are currently still in development stage and distinguishes with those products that are currently available on the market

As the market is currently using RFID, QR, Barcodes and other similar marking methods, we are developing key solutions to create innovative ways to preserve and protect the original identity of the product through:

●           Color adaptation (Scheduled to be in final stage for production within 1-2 months)

■           Color value configuration to create minimum disruption to the naked eye and create maximum differentiation for the data captured and processed in the software stage and firmware stage

■             Ink development

◆           Inks with different reactions to light and material to prevent copying and minimize disruption of color to the naked eye

●             Printing methods (Scheduled to be in final stage for production within 3-4 months)

■             Development of printing processes for different printing methods for offset, digital, pad printing and etc. to cut down on time due to addition of pattern prints.

●           Application Platform (Scheduled to be in final stage for production within 2-3 months)

■             Develop services to retrieve user usage data and data analysis for the admin.

■             Real-time marketing information database of the consumer for the client.

All in-development solutions are correlated through the resulting final product where multiple mobile phones and platforms will be tested for successful.

The above disclosures are included in the Form 8-K/A filed on July 10, 2017.

Risk Factors

We have a history of losses and we may not achieve . .. . , page 10

4.          Please revise to state whether the two entities with which the company has contracts are related parties or not.

Response: The two entities with which the Company has contracts are not related parties of the Company. We have included such disclosure in the Form 8-K/A filed on July 10, 2017.

Management’s Discussion and Analysis

Enigma BVI’s Liquidity and Capital resources, page 25

5.          Please expand your discussion of liquidity and capital resources to identify and describe the internal and external sources of funds and liquidity needed to fulfill your commitments to Digiwork Korea for research and development services, as required by Items 303(a)(1) and (2) of Regulation S-K.

Response: On July 10, 2017, the parties to the Amended and Restated Joint Business Agreement, dated March 31, 2017 (the “JBA”), entered into an amendment to the JBA (the “Amendment”), which amended the total amount payable under the terms of the JBA from $10,000,000 to $1,100,000. Pursuant to the Amendment, Digiwork shall pay $1,000,000 to Digiwork Korea on or before August 31, 2017. Mr. Ratanaphon Wongnapachant, a major shareholder and director of the Company, has agreed to make loans to Digiwork to make such payment due to Digiwork Korea, if necessary.

We have included such disclosure in the Form 8-K/A filed on July 10, 2017.

Off Balance Sheet Arrangements, page 26

6.          Explain for us how you determined that you had no reportable off balance sheet arrangements, as defined by Item 303(a)(4) of Regulation S-K, in light of Digiwork (Thailand)’s obligation to pay Digiwork Korea, an unconsolidated related party, approximately $10,000,000 for research and development services.

Response: As described above, on July 10, 2017, the parties to the JBA entered into the Amendment, which amended the total amount payable under the terms of the JBA from $10,000,000 to $1,100,000.

Digiwork Korea is a 100% wholly owned subsidiary of S-Mark Co., Ltd. S-Mark Co. Ltd. is a 33.6% shareholder of the Company and a publicly-listed company in the Republic of Korea. The Company does not have a variable interest in Digiwork Korea.

We determined that we had no reportable off balance sheet arrangements. We have not entered into any transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party and under which we have (i) any obligation under a guarantee, (ii) any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity, (iii) any obligation under derivative instruments that are indexed to our shares and classified as shareholders’ equity in our consolidated balance sheets, or (iv) any obligation arising out of a variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Certain Relationships and Related Transactions, page 31

7.          We note disclosure on page 26 under “Contractual Commitments” that a director of the company advanced $69,299, but do not see corresponding disclosure here under Item 404 of Regulation S-K. Please revise or advise.

Response: We have included the disclosure under “Certain Relationships and Related Transactions” in the Form 8-K/A filed on July 10, 2017 as follows:

Mr. Ratanaphon Wongnapachant, our chairman and chief executive officer, has loaned to Enigma Technology International Corporation an aggregate amount of $69,299 and $88,985 as of December 31, 2016 and March 31, 2017, respectively, which such loans are interest free, unsecured, and payable on demand.

Exhibits

8.          Please file as an exhibit the joint business agreement discussed at the top of page 8. Please also file the two service contracts entered into in the first quarter 2017 discussed at the top of page 24.

Response: We have filed the Amended and Restated Joint Business Agreement (the “JBA”), Amendment to JBA and two service contracts entered into in the first quarter 2017 as exhibits 10.11, 10.12, 10.13 and 10.14 to the Form 8-K/A filed on July 10, 2017.

Exhibit 99.1

Financial Statements of Enigma Technology International Corporation, page F-1

9.          Please update to provide the information required by Item 9.01(4) of Form 8-K regarding interim period financial statements of Enigma Technology International Corporation.

Response: The financial statements of Enigma Technology International Corporation have been updated to include the interim period ended March 31, 2017 as exhibit 99.2 to the Form 8-K/A filed on July 10, 2017.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at jeepery2@gmail.com.

Very truly yours,

/s/ Wai Hok Fung
Wai Hok Fung, President
Iweb, Inc.

cc:	Ratanaphon Wongnapachant, Chief Executive Officer, Iweb, Inc.
Jeffrey Li, Garvey Schubert Barer